Evofem Biosciences, Inc.

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

May 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Evofem Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-224958
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Evofem Biosciences, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (Registration No. 333-224958) be accelerated so that the registration statement may become effective at 5:00 p.m., Eastern time, on Monday, May 21, 2018, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. The Registrant hereby authorizes each of Adam C. Lenain, Melanie Ruthrauff Levy, Jacqulyn Lewis and Leanne Gould of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

Please call Melanie Ruthrauff Levy (858-314-1873), Jacqulyn Lewis (858-314-1499) or Leanne Gould (858-314-2777) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours,

Evofem Biosciences, Inc.

By:	/s/ Justin J. File
Name: Justin J. File
Title: Chief Financial Officer

cc:	Evofem Biosciences, Inc.
Alexander Fitzpatrick

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Adam C. Lenain

Melanie Ruthrauff Levy

Jacqulyn Lewis

Leanne Gould